FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation (the “Company”)

Suite 404 – 1688 152 Street

South Surrey, BC   V4A 4N2

Item 2.

Date of Material Change

January 16, 2014

Item 3.

News Release

A news release announcing the material change referred to in this report was disseminated through Marketwire on January 16, 2014.

Item 4.

Summary of Material Change

The Company issued a news release announcing a 121% increase at the Buckreef Main Prospect and a 39.2% increase for the entire Buckreef Project, in ounces contained in the measured and indicated category.  Total measured and indicated resources now contain approximately 2.4 million ounces.

Item 5.

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact James E. Sinclair, President and

CEO at 860-364-1830

Item 9.

Date of Report.

January 21, 2014

Schedule “A”

News Release

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX:

 TNX

Tel:  (860) 364-1830

NYSE MKT LLC:  TRX

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-385

Email:    investors@TanzanianRoyalty.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release – January 16, 2014

Tanzanian Royalty Announces a 121% Increase at the Buckreef Main Prospect and a 39.2% Increase for the Entire Buckreef Project, in Ounces Contained in the Measured and Indicated Category. Total Measured and Indicated Resources Now Contain Approximately 2.4 Million Ounces

Tanzanian Royalty is pleased to provide an updated resource estimate (“Estimate”) for the Buckreef Project which has incorporated the results of the drilling program completed in late 2012.  The Estimate has been prepared by Venmyn Deloitte (Pty) Ltd. (“Venmyn Deloitte”) and is in compliance with National Instrument 43-101(NI 43-101).

The Buckreef Project consists of two areas: the BRMA (Buckreef Mining Area) and the BZMA (Buziba-Busolwa Mining Area).  As previously reported, together these two areas had an aggregate NI43-101 compliant Mineral Resource at a 0.5 g/t Au cut-off grade of Measured Mineral Resources containing 341,000 ounces; Indicated Mineral Resources containing 1,401,000 ounces; and Inferred Mineral Resources containing 987,000 ounces. Aggregate Measured and Indicated Mineral Resources for the two areas at a 0.5 g/t Au cut-off grade contained 1,742,000 ounces of gold.

The aggregate Estimate for the two areas announced today at a 0.5 g/t Au cut-off grade, (with changes in brackets) amounts to Measured Mineral Resources containing 577,500 ounces (+ 236,500 oz; +69.4%); Indicated Mineral Resources containing 1,848,000 ounces (+ 447,000 oz; +31.9%); Inferred Mineral Resources containing 824,000 ounces (-163,000 oz; -16.5%). Aggregate Measured and Indicated Mineral Resources for the two areas at a 0.5 g/t Au cut-off grade contained 2,425,500 ounces of gold (+683,500 oz; +39.2%).

All the changes between the previous mineral resource estimate and the updated mineral resource Estimate are in the BRMA area, as this was the focus of the 2012 drilling program. The Mineral Resource estimate for the BZMA area is unchanged from the previous mineral resource estimate. The BZMA will likely be the focus of a future drilling program.

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Details of the previous and updated mineral resource estimates for the BRMA area are set out in the tables below:

NI 43-101 Compliant Mineral Resource Estimate for BRMA as at 29 November 2013

As can be seen in the tables above, one of the largest changes between the previous and updated Mineral Resource Estimate for the BRMA area is the improved geological confidence and resultant upgrade in classification categories at Buckreef prospect as well as the definition of a

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new Mineral Resource in the Eastern porphyry prospect.  Measured and indicated resources for the Buckreef prospect contain 1,087,000 ounces compared to 563,000 ounces previously estimated, an increase of 683,500 ounces or approximately 121.4%.

The Company intends to file a NI 43-101 Independent Technical Report for the updated Mineral Resource Estimate for the BRMA within 45 days of the date of this news release.

According to James E. Sinclair, President and CEO, “These encouraging results have increased our confidence in the development potential of the entire Buckreef Project, including the BZMA prospect now targeted for additional drilling.   I am impressed by the depth and width of the drilling intercepts, which are characteristic of the more successful projects in Tanzania and will enhance the project’s profile within the industry.  As a consequence of the new resource estimate, we have initiated the process of de-watering the historical underground Buckreef mine for bulk sampling purposes.  The Company congratulates its capable geological team on this achievement.”

Qualified Person

Venmyn Deloitte (Pty) Limited was appointed by Tanzanian Royalty to independently review the updated mineral resource estimate and to compile a 43-101 compliant Independent Technical Report on the updated mineral resource estimate.  The Qualified Persons are F. Harper B.Sc Hons (Geol), Pr Sci Nat; MGSSA and A.N.Clay M.Sc (Geol),M.Sc (Min. Eng), Dip.Bus.M, Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, IOD, SPE, CIMMP, MPMI, and Dale Richards all of whom were full-time employees of Venmyn Deloitte.

Respectfully Submitted,

James Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to

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our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.